621 N. Shady Retreat Road

Doylestown, PA 18901

(215) 345-0919

July 2, 2018

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Dorrie Yale

Re:	ProPhase Labs, Inc. – Request for Acceleration
Registration Statement on Form S-3
File No. 333- 225875

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, ProPhase Labs, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333- 225875) (the “Registration Statement”), so that it may become effective at 4:30 p.m. Eastern Standard Time on Thursday, July 5, 2018, or as soon thereafter as practicable.

The Registrant hereby authorizes each of Herbert Kozlov, Esq. and Wendy Grasso, Esq. of Reed Smith LLP, attorneys for the Registrant, to orally modify or withdraw this request for acceleration.

The Registrant requests that it be notified of such effectiveness by a telephone call to Wendy Grasso, Esq. at (212) 549-0216.

PROPHASE LABS, INC.

/s/ Ted Karkus
By:	Ted Karkus
Chairman of the Board, Chief Executive Officer and Director